Exhibit 99.1

Tiziana Life Sciences to Present at the 9th Annual Neuroscience Innovation Forum During J.P. Morgan Healthcare Conference Week in San Francisco

BOSTON, MA, January 9, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that Chief Executive Officer Ivor Elrifi will deliver a corporate presentation at the 9th Annual Neuroscience Innovation Forum, organized by Sachs Associates. The presentation is scheduled for 2:00 PM PT on January 11, 2026, at the Marines’ Memorial Club in San Francisco, California, during J.P. Morgan Healthcare Conference Week.

Members of Tiziana’s senior management team will also attend the forum and be available for one-on-one meetings with investors, partners, and other stakeholders.

The 9th Annual Neuroscience Innovation Forum is a premier industry event featuring keynotes, panel discussions, and company presentations focused on advances in therapeutics, neurotechnology, and diagnostics for neurological disorders. Tiziana’s presentation will highlight the Company’s lead candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody designed to modulate the immune system and reduce microglial activation in neurodegenerative conditions.

“We are excited to participate in this prestigious forum alongside leading innovators in neuroscience,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “This event provides an important platform to share updates on our clinical progress with intranasal foralumab and to engage with potential partners as we advance therapies for patients suffering from devastating diseases such as non-active secondary progressive multiple sclerosis and other neuroinflammatory conditions.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120